November 1, 2013

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

Re: US Nuclear Corp.

Form 8-K

Filed October 17, 2013

File No. 000-54617

Dear Mr. Spirgel:

This correspondence is in response to your letter dated October 24, 2013 in reference to our filing of the Form 8-K filed October 17, 2013. Please accept the following response.

Comment 1

General

The financial statements and pro forma financial information required under Item 9.01 must be filed in your initial Form 8-K report with regard to any transaction required to be described under Item 2.01 of Form 8-K by a registrant that was a shell company, other than a business combination related shell company, as those terms are defined in rule 12b-2 under the Securities Exchange Act. Refer to Item 9.01(c) of Form 8-K. Please amend your filing to provide this information as soon as possible.

Answer: Registrant notes the Commission’s comment and state that we will furnish financial statements and pro forma financial information as soon as they are available.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Robert I. Goldstein

Robert I. Goldstein

Chief Executive Officer